EXHIBIT 21
QUALITY SYSTEMS, INC.
LIST OF SUBSIDIARIES
1.	NextGen Healthcare Information Systems, Inc.

2.	Lackland Acquisition II, LLC

3.	Practice Management Partners, Inc.

4.	NextGen Inpatient Solutions, LLC

5.	Opus Healthcare Solutions, LLC

6.	Quality Systems India Healthcare Pvt. Ltd.